         Exhibit 99.2
Alithya reports continued growth for Fiscal 2020
and provides an update on its COVID-19 response

F2020 Highlights
•Revenues increased 33.2% to $279.0 million, compared to $209.5 million for fiscal 2019
•Gross margin percentage increased to 29.7%, from 25.9% for the same period last year
•Adjusted EBITDA increased 90.1% to $11.8 million, from $6.2 million last year
•Net loss of $39.7 million, or $0.70 per share, which includes an impairment charge on intangibles and goodwill of $28.0 million, taken notably in the context of COVID-19 and the consolidation of the Company's tradenames
•Net cash from operating activities was $8.7 million, an improvement compared to $19.6 million of cash used for the same period last year
•Solid financial position with cash and restricted cash of $11.0 million and net bank borrowing of $26.9 million at year end
•Acquisition of Matricis Informatique, a leader namely in Internet of Things (IoT) and artificial intelligence, on October 1, 2019
•Acquisition of Travercent, a leading US-based cloud-focused ERP consulting group specialized in the healthcare sector, on December 13, 2019
•Completed the integration of Edgewater Technology and rolled out Oracle’s ERP cloud solution in the U.S.
•Completed the acquisition of Askida, a firm specialized in software quality assurance and application development and modernization, on February 1, 2020, and continued the integration of recent acquisitions
Q4-2020 Highlights
•Revenues increased 0.7% to $73.2 million, compared to $72.6 million for the same quarter last year, and increased 10.5% sequentially from $66.2 million in Q3-2020
•Adjusted EBITDA reached $2.0 million, down 9.6% from $2.2 million for the same quarter last year
•Net loss of $34.0 million, or $0.59 per share, which includes an impairment charge on intangibles and goodwill of $28.0 million, taken notably in the context of COVID-19 and the consolidation of the Company's tradenames
•Net cash used in operating activities was $3.0 million, an improvement compared to $6.9 million of cash used for the same quarter last year
•Quickly implemented a comprehensive business continuity plan in response to the COVID-19 pandemic
MONTREAL, QUEBEC (June 19, 2020) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation with more than 2,000 professionals and offering digital business solutions across Canada, the US and Europe, reported today its results for the fourth quarter of fiscal 2020 ended March 31, 2020. All amounts are in Canadian dollars unless otherwise stated.

Summary of the financial results for the 4th quarter and for the twelve-month period:

Financial Highlights (in thousands of $, except for margin percentages)	F2020-Q4	F2019-Q4	F2020	F2019
Revenues	73,181	72,643	279,007	209,478
Gross Margin	20,953	21,252	82,974	54,276
Gross Margin (%)	28.6%	29.3%	29.7%	25.9%
Adjusted EBITDA(1)	2,015	2,227	11,792	6,209
Adjusted EBITDA Margin(1) (%)	2.8%	3.1%	4.2%	3.0%
Impairment of intangibles and goodwill	28,036	—	28,036	—
Net loss(2)	(33,975)	(2,730)	(39,667)	(12,475)
(1)These are a non-IFRS financial measures. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A for more information and calculated amounts.
(2)Includes an impairment of intangibles and goodwill of $28.0 million in Q4-F2020 and fiscal 2020
“Alithya, and most of its customers, are fortunate to operate as essential services providers. In response to the COVID-19 crisis, we proactively implemented business continuity plans focused on three priorities: protecting our people, our clients and the Company. We responded quickly by implementing an immediate work-from-home policy for our employees as well as offering our clients uninterrupted support and helping them migrate to cloud environments as they were forced to adapt to teleworking conditions. In addition, we took active steps to manage our liquidity by further optimizing our cost structure, restricting all non-essential expenses, limiting capital expenditures as well as reviewing and taking advantage of all available government programs. We are closely monitoring developments and will consider additional initiatives as the situation evolves,” stated Paul Raymond, President and CEO of Alithya.
“While this unprecedented crisis had limited impact on our fourth quarter results, we expect it to impact our results over the next few quarters. From April to mid-June, we observed a longer sales cycle as well as delays in some projects, albeit most clients remained committed to their projects long term. While COVID-19 has created short-term uncertainty, we believe demand for digital transformation services will remain strong as companies will increasingly need to improve operational efficiencies. Given this context, Alithya is well positioned to benefit from this future growth as it has successfully built its reputation as a trusted and experienced partner.
“Fiscal 2020 was an exceptional year in Alithya’s journey to become a leader in digital transformation in North America. We reached record-breaking results in terms of revenue, gross margin, Adjusted EBITDA and cash flow generated from operations. We successfully integrated our acquisition of Edgewater Technology, completed three other strategic acquisitions and received numerous awards. We ended the year in a solid financial position, and we believe we have taken the necessary measures to give ourselves the financial flexibility required to weather the current crisis.
“Going forward, we will remain focused on the execution of our strategic plan which is to increase our scale through acquisitions and organic growth, including developing new markets, diversifying our customer base and expanding our higher value-added service offerings. Finally, I would like to thank our professionals and our clients for their unwavering commitment, trust and support during these unprecedented times, as well as thank our incredible healthcare workers and other first responders who remain on call 24/7 trying to make our lives better during these extremely challenging times,” concluded Mr. Raymond.

Fiscal 2020 Results
Revenues amounted to $279.0 million for the year ended March 31, 2020, a $69.5 million increase, or 33.2%, from $209.5 million for the year ended March 31, 2019. US revenues increased by $72.1 million, driven primarily by additional months of revenues from our US acquisitions (Edgewater Technology and Travercent) compared to the same period last year, partially offset by revenues lost from the divestiture of our UK subsidiary.
Revenues in Canada and Europe decreased by $2.6 million, which was partially offset by additional revenues from the acquisitions of Matricis Informatique and Askida. In Canada and Europe, higher value-added service revenues increased, while lower margin service revenues decreased, for the year ended March 31, 2020, compared to the year ended March 31, 2019.
During the year ended March 31, 2020, certain important historical customers of the Company experienced a notable, cyclical decline in their IT spending totaling $21.0 million in revenues, year-over-year. Alithya maintains preferred vendor status with each of these customers, and continues to play a key role in their respective, evolving, IT and digital transformation needs. During the same period, revenues from all other Canadian customers, including a number of new ones, grew by 14.6% before acquisitions.
The Company also recorded a decrease from Oracle legacy products and services in the US. The Company has mitigated the decline through growth, in Canada and the US, with new and existing clients, supported by the growth of its higher value-added, digital transformation services and the commercial benefits of its larger scale.
Gross margin increased by $28.7 million, or 52.9%, to $83.0 million for the year ended March 31, 2020, from $54.3 million for the year ended March 31, 2019. Gross margin as a percentage of revenues increased to 29.7% for the year ended March 31, 2020, from 25.9% for the year ended March 31, 2019. The improvement was driven primarily by increased gross margin from acquisitions (Edgewater Technology, Travercent, and Matricis Informatique) and growth in higher value-added service revenues. US gross margin remained strong, while gross margin in Canada increased on a year-to-date basis, due in part to the changing mix of revenues described above.
The Company’s long-term strategy to move towards higher value, digital transformation services, as well as the increasing use of permanent employees compared to contractors, also contributed to the increase in gross margin.
Selling, general and administrative expenses totaled $76.8 million for the year ended March 31, 2020, an increase of $24.2 million, or 45.9%, from $52.6 million for the year ended March 31, 2019. The additional expenses from acquisitions (Edgewater Technology, Travercent, Matricis Informatique and Askida) compared to the same period last year, accounted for $19.5 million of the increased expenses, and were partially offset by the divestiture of our UK subsidiary and certain non-recurring items. Expenses in Canada and Europe increased by $4.7 million, mainly due to a $4.3 million increase in employee compensation costs, used primarily to enhance operations and sales, and a $0.5 million increase in professional fees required in order to adequately manage the additional duties related to becoming a public company, increased share-based compensation of $1.1 million, increased insurance costs of $0.4 million, and increased public listing fees of $0.3 million, partially offset by a $1.8 million decrease in occupancy costs mainly due to the adoption of IFRS 16 – Leases.
Operating loss for the year ended March 31, 2020 was $41.0 million, an increase of $27.9 million versus an operating loss of $13.1 million for the same period in 2019.

Adjusted EBITDA amounted to $11.8 million for the year ended March 31, 2020, representing an increase of $5.6 million, or 90.1%, from $6.2 million for the year ended March 31, 2019. The positive contribution from the acquisitions of Edgewater Technology, Travercent, Matricis Informatique and Askida, increased margins from higher value business and a positive impact of $2.1 million from the adoption of IFRS 16 – Leases, were partially offset by a combination of recurring and non-recurring expenses related to being a public company and expanding the business, as well as some initial impacts of COVID-19. Adjusted EBITDA Margin was equal to 4.2% for the year ended March 31, 2020, compared to 3.0% for the year ended March 31, 2019.
As mentioned above, the Company has performed its annual impairment testing, as at March 31, 2020, notably in the context of the COVID-19 pandemic and the significantly increased uncertainty surrounding global economic conditions in general, and the outlook of the Company’s clients’ different markets and industries in particular, as well as the consolidation of the Company's tradenames. As a result, the Company recorded a total intangibles and goodwill impairment charge of $28.0 million.
Alithya’s net loss for the year ended March 31, 2020 was $39.7 million, an increase of $27.2 million, from $12.5 million for the year ended March 31, 2019. The impairment charge accounted for $28.0 million of the increased loss. The increase was also the result of increased EBITDA, increased amortization of intangibles and depreciation, and increased income tax recovery in the year ended March 31, 2020, compared to the year ended March 31, 2019. On a per share basis, this translated into a basic and diluted net loss per share of $0.70 for the year ended March 31, 2020, compared to a net loss of $0.34 for the year ended March 31, 2019.
Net bank borrowing reached $26.9 million as at March 31, 2020, from $8.7 million as at March 31, 2019, an increase of $18.3 million. Alithya increased its net bank borrowing primarily in order to fund acquisitions, including the cash portion of the purchase price, acquisition-related costs and the repayment of debt acquired.
Fourth Quarter Results
Revenues amounted to $73.2 million for the three months ended March 31, 2020, a $0.6 million increase, or 0.7%, from $72.6 million for the three months ended March 31, 2019.
Revenues in Canada and Europe increased on a sequential basis compared to the three months ended December 31, 2019, however, decreased year-over-year by $1.8 million. During the three months ended March 31, 2020, the Company generated growth in its higher value-added services with new and existing clients while experiencing a decline as a result of reduced external spending at a few of its largest Canadian clients. As such, in Canada, for the fourth quarter and on a year-over-year basis, higher value-added service revenues increased, while lower margin service revenues decreased. This decline also reflects the impact of COVID-19 at the end of the quarter, which was partially offset by additional revenues from the acquisitions of Matricis Informatique and Askida.
US revenues increased by $2.3 million, driven primarily by additional revenues from our recent US acquisition, Travercent, compared to the same quarter last year, partially offset by revenues lost from the divestiture of our UK subsidiary. US revenues were also negatively impacted by decreased revenues from Oracle legacy products and services, which management believes will be bolstered in future quarters by the expertise and capabilities acquired with the acquisition of Travercent.
The Company's strategy to offer an increasing proportion of higher value-added services continued to unfold. In each of our markets, the expanded service offering attracted a growing number of new clients.

Gross margin decreased by $0.4 million, or 1.5%, to $20.9 million for the three months ended March 31, 2020, from $21.3 million for the three months ended March 31, 2019. Gross margin as a percentage of revenues decreased to 28.6% for the three months ended March 31, 2020, from 29.3% for the three months ended March 31, 2019. The decrease was driven primarily by reduced gross margin from Europe, in part due to the earlier impact of COVID-19, and in the US, partially offset by increased gross margin in Canada, due in part to the changing mix of revenues described above.
The Company’s long-term strategy to move towards higher value, digital transformation services, as well as the increasing use of permanent employees compared to contractors, also contributed to an increase in gross margin.
Selling, general and administrative expenses totaled $21.5 million for the three months ended March 31, 2020, an increase of $1.3 million, or 6.8%, from $20.2 million for the three months ended March 31, 2019. The additional expenses from the Travercent, Matricis Informatique and Askida acquisitions, accounted for $2.0 million of the increased expenses, and were partially offset by a $0.9 million decrease in expenses from Edgewater Technology due to the divestiture of our UK subsidiary and certain non-recurring items. Expenses in Canada and Europe increased by $0.3 million, or 2.4%, to $11.3 million for the three months ended March 31, 2020, from $11.0 million for the three months ended March 31, 2019, as increases of $0.4 million in employee compensation costs, used primarily to enhance operations and sales, and increased share-based compensation of $0.9 million, were partially offset by a $0.5 million decrease in occupancy costs mainly due to the adoption of IFRS 16 – Leases and decreased business development and travel costs of $0.3 million and $0.2 million, respectively. As previously discussed, management targets to continue decreasing administrative expenses as consolidation synergies materialize.
Adjusted EBITDA amounted to $2.0 million for the three months ended March 31, 2020, representing a decrease of $0.2 million, or 9.6%, from $2.2 million for the three months ended March 31, 2019. The positive contribution from the acquisitions of Travercent, Matricis Informatique and Askida, increased margins from higher value business and a positive impact of $0.5 million from the adoption of IFRS 16 – Leases, were offset by a combination of recurring and non-recurring expenses related to expanding the business and the initial impact of COVID-19. Adjusted EBITDA Margin was 2.8% for the three months ended March 31, 2020, compared to 3.1% for the three months ended March 31, 2019.
The Company has performed its annual impairment testing, as at March 31, 2020, notably in the context of the COVID-19 pandemic and the significantly increased uncertainty surrounding global economic conditions in general, and the outlook of the Company’s clients’ different markets and industries in particular, as well as the consolidation of the Company's tradenames. As a result, the Company recorded a total intangibles and goodwill impairment charge of $28.0 million.
Operating loss for the fourth quarter amounted to $34.0 million, an increase of $31.7 million compared to an operating loss of $2.3 million in the fourth quarter of 2019.
Alithya’s net loss for the three months ended March 31, 2020 was $34.0 million, an increase of $31.2 million, from $2.7 million for the three months ended March 31, 2019. The impairment charge accounted for $28.0 million of the increased loss. The increase was also driven by decreased EBITDA, increased amortization of intangibles and depreciation, and increased income tax recovery in the three months ended March 31, 2020, compared to the three months ended March 31, 2019. On a per share basis, this translated into a basic and diluted net loss per share of $0.59 for the three months ended March 31, 2020, compared to a net loss of $0.05 for the three months ended March 31, 2019.

For the three months ended March 31, 2020, net cash used in operating activities was $3.0 million, representing an improvement of $3.9 million, from $6.9 million of cash used for the three months ended March 31, 2019.
Net bank borrowing reached $26.9 million as at March 31, 2020, from $10.2 million as at December 31, 2019, an increase of $16.7 million. Alithya increased its net bank borrowing primarily in order to fund the acquisition of Askida, including the cash portion of the purchase price, acquisition-related costs and the repayment of debt acquired.
Subsequent Events
As a result of the COVID-19 pandemic, on May 5th, 2020, certain US subsidiaries of the Company were accepted under the PPP of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes") in the aggregate principal amount of US$6,300,000 ($8,900,000). The Notes have a term of five years at an interest rate of 1% per annum, with a deferral of payments for the initial six months of the loan, with respect to any portion of the Notes which is not forgiven as described below.
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP. Such forgiveness will be determined, subject to limitations and ongoing rule making by the SBA, based on the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. While there is no assurance the Company will obtain forgiveness of the PPP loan in whole or in part, the Company intends to use the proceeds of the Notes for qualifying expenses.
Certain subsidiaries within the Group have applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable. In June 2020, the subsidiaries applied for $1,471,000 of subsidy funding under the CEWS program for the period of March 15, 2020 to May 9, 2020, of which $446,000 was recorded as of March 31, 2020. Alithya Consulting SAS, a subsidiary located in France, received approximately €170,000 ($260,000) pursuant to the French government’s partial activity program, representing two months of salary assistance. The program is subject to certain annual limits per employee.
Outlook
Management is very cautions with its outlook in the context of the COVID-19 pandemic. The Company’s priorities for the next few quarters will remain the protection of its people, its clients and the Company. Alithya is fortunate to operate as an essential services provider in a growing industry. However, the unprecedented nature of the COVID-19 crisis leads it to be very cautious and disciplined in the ongoing management of its business continuity plan.
Alithya is still focused on its 3-5-year strategic plan which sets as a goal to become a North-American digital transformation leader, with the ambition of doubling the Company's size during this period. According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT segments. In fact, Alithya's specialization in digital technologies and the flexibility to either deploy enterprise solutions, or deliver solutions tailored to specific business objectives, responds directly to client expectations.
More specifically, the company has established a three-fold plan focusing on:
•Increasing scale through organic growth and complementary acquisitions
•Achieving best-in-class employee engagement
•Providing investors, partners and stakeholders with long-term growing return on investment

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three to five year strategic plan; (iii) our ability to expand our capacities and broaden the scope of our service offerings; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in Alithya’s Management’s Discussion and Analysis for the year ended March 31, 2020 and in Alithya's other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter statements containing any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

Non-IFRS Measures
This press release includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the quarter and the year ended March 31, 2020 for a description of such measures, a reconciliation to the most directly comparable IFRS financial measure and calculated amounts.
Conference Call
Alithya will hold a conference call to discuss these results on June 19, 2020, at 9:00 AM Eastern Time. Interested parties can join the call by dialing 1-647-788-4922 (Toronto or overseas) or 1-877-223-4471 (elsewhere in North America). Persons unable to call in at this time may access a recording by calling 1-800-585-8367 and entering the passcode 8929159. This recording will be available June 19th, 2020 as of 12:00 PM Eastern Time until 11:59 PM Eastern Time June 27th, 2020.
About Alithya
Alithya Group inc. is a leader in strategy and digital transformation in North America. Founded in 1992, the Company can count on more than 2,000 professionals in Canada, the US and Europe. Alithya's integrated offering is based on four pillars of expertise: strategy services, application services, enterprise solutions and data and analytics. Alithya deploys solutions, services, and skillsets to craft tools tailored to its clients’ unique business needs in the Financial Services, Manufacturing, Energy, Telecommunications, Transportation and Logistics, Professional Services, Healthcare, and Government sectors. Corporate responsibility is at the heart of Alithya’s management approach, and as such, the company is an advocate for good governance, workforce diversity and development, environment-friendly practices and social involvement in communities. To learn more, go to alithya.com.

Source:
Benjamin Cerantola
Advisor, Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis, the annual audited consolidated financial statements and notes thereto, and the Annual Report on Form 20-F, for the year ended March 31, 2020 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.